
Torrey Pines Science Center – 10355 Science Center Drive
San Diego, CA

Healthpeak
PROPERTIES

Investor Presentation

Healthpeak Properties

June 2023

Disclaimers

This Healthpeak Properties, Inc. (the "Company") presentation is solely for your information, is subject to change and speaks only as of the date hereof. This presentation is not complete and is only a summary of the more detailed information included elsewhere, including in our Securities and Exchange Commission ("SEC") filings. No representation or warranty, express or implied, is made and you should not place undue reliance on the accuracy, fairness or completeness of the information presented.

Forward-Looking Statements

Statements contained in this presentation that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof.

Examples of forward-looking statements include, among other things, (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions; (ii) development, densification and land bank opportunities; (iii) outlooks related to life science, outpatient medical and CCRCs; and (iv) potential capital sources and uses. You should not place undue reliance on these forward-looking statements. Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those that are subject to binding agreements, remain subject to closing conditions and may not close within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this presentation, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, labor costs, and unemployment; the ability of our existing and future tenants, operators, and borrowers to conduct their respective businesses in a manner that generates sufficient income to make rent and loan payments to us; the financial condition of our tenants, operators, and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement activity risks, including project abandonments, project delays, and lower profits than expected; changes within the life science industry; significant regulation, funding requirements, and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our properties operated through RIDEA structures; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; epidemics, pandemics, or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions, or breaches; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; bank failures or other events affecting financial institutions; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; and other risks and uncertainties described from time to time in our SEC filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

Market and Industry Data

This presentation also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. Such data is often based on industry surveys and preparers' experience in the industry. Similarly, although Healthpeak believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and Healthpeak has not independently verified this information.

Non-GAAP Financial Measures

This presentation contains certain supplemental non-GAAP financial measures. While the Company believes that non-GAAP financial measures are helpful in evaluating its operating performance, the use of non-GAAP financial measures in this presentation should not be considered in isolation from, or as an alternative for, a measure of financial or operating performance as defined by GAAP. We caution you that there are inherent limitations associated with the use of each of these supplemental non-GAAP financial measures as an analytical tool. Additionally, the Company's computation of non-GAAP financial measures may not be comparable to those reported by other REITs. You can find reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures in the first quarter 2023 Discussion and Reconciliation of Non-GAAP Financial Measures, as well as the Update to Discussion and Reconciliation of Certain Non-GAAP Financial Measures dated June 5, 2023, each available on our website at http://ir.healthpeak.com/quarterly-results.

Healthpeak Platform Delivering Results

Increasing 2023 Guidance(1)	▪ Increasing FY 2023 FFO and AFFO guidance ranges by one penny at the midpoints driven by improving life science tenant credit □ New Nareit FFO & FFO as Adjusted per common share guidance ranges: $1.71 – $1.77 (prior $1.70 – $1.76) □ New AFFO per common share guidance: $1.47 – $1.53 (prior $1.46 – $1.52) ▪ Potential for achieving the higher end of the updated range pending continued capital raising by our life science tenants combined with strong performance in outpatient medical and CCRCs
Fortress Balance Sheet	▪ In May, issued $350M of fixed rate bonds due in 2032, bringing YTD bond issuance to $750M at a blended yield of 5.36%; no bonds maturing until 2025 ▪ $2.9B of liquidity with no net floating rate exposure as of the end of May(2)
Segment Performance	▪ **Life Science (~50% of Cash NOI(3)):** 389,000 sq. ft. of lease executions YTD; 87% of leasing "off-market" via existing portfolio tenants ▪ **Outpatient Medical (~40% of Cash NOI):** Same-Store Portfolio Cash (Adjusted) NOI growth ("Same-store growth")(3) consistently above peers; 1M sq. ft. of lease executions YTD and 80% retention ▪ **CCRC (~10% of Cash NOI):** May occupancy(4) of 83.5%, +60 bps from March; 1Q23 NOI using NREF cash collections of $35M, an increase of +35% compared to the prior year period
Life Science Fundamentals Improving	▪ Biotech index up +18% since March 22, 2023, significantly outpacing the S&P 500, REITs, and Healthpeak ▪ YTD through May funding: $140B of announced M&A and partnerships, $12B of IPO & follow-on equity offerings, and $8B in VC fund deployment ▪ Big Pharma patent cliff, record R&D spend, and growth in Phase II & III clinical trials will drive life science demand ▪ Currently, new life science development economics do not deliver acceptable risk-adjusted returns; starts rapidly decelerating across the sector
Other Notable Items	▪ **Codiak:** Early termination on 87K sq. ft. of leases across two campuses in late May; 42K sq. ft. has been re-leased, with no downtime, to two strong portfolio tenants; in active discussions with other portfolio tenants for remaining space ▪ **Sorrento:** Rent on the four operating buildings, totaling 211K sq. ft., paid in full through June

(1) Nareit FFO, FFO as Adjusted, and AFFO guidance ranges updated on June 5, 2023, see page 5. We are reaffirming our EPS and all other guidance reported on April 27, 2023. Reconciliations of the non-GAAP financial measures can be found in the Update to Reconciliation of Certain Non-GAAP Financial Measures dated June 5, 2023 located at http://ir.healthpeak.com/quarterly-results.
(2) Based on commercial paper balance as of 6/1/23 and net of remaining floating-rate seller financing loan receivables.
(3) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures at http://ir.healthpeak.com/quarterly-results.
(4) Represents Average Daily Census.

Healthpeak Portfolio Overview(1)


Healthpeak Portfolio Composition
Other 2%
CCRC 9%
Life Science 51%
Outpatient Medical 38%

Life Science

- ✓ 11 million square feet across San Francisco, Boston & San Diego
- ✓ 98% occupancy
- ✓ 5.6% average same-store growth since 2015[2]

Outpatient Medical

- ✓ 81% on-campus / 97% affiliated
- ✓ 24 million square feet
- ✓ 81% average tenant retention since 2015

CCRC

- ✓ 15 campuses / 7,100 units
- ✓ No new competitive supply for over a decade
- ✓ Upside from a return to pre-COVID occupancy

Through all economic cycles, our business is driven by two consistent fundamentals: the aging population and the desire for improved health

(1) Segment percentages represent midpoint of projected full year 2023 Cash (Adjusted) NOI. Portfolio stats as of 3/31/23.
(2) Average reported annual same-store growth from 2015 to 2022. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures at http://ir.healthpeak.com/quarterly-results.

Strong Start to 2023 Despite Challenging Macro Conditions

	Original Guidance *(Feb 2023)*	**Current Guidance** *(June 2023[(1)])*	**Midpoint Variance**
Nareit FFO & FFO as Adjusted	$1.70 - $1.76	$1.71 - $1.77	**+ $0.01**
AFFO[(2)]	$1.45 - $1.51	$1.47 - $1.53	**+ $0.02**
Same-Store Growth	2.75% - 4.25%	3.00% - 4.50%	**+ 25 bps**

(1) Nareit FFO, FFO as Adjusted and AFFO guidance ranges updated on June 5, 2023. Same-Store growth guidance was updated on April 27, 2023. Reconciliations of the non-GAAP financial measures can be found in the Update to Reconciliation of Certain Non-GAAP Financial Measures dated June 5, 2023 located at http://ir.healthpeak.com/quarterly-results.
(2) AFFO guidance was previously updated from $1.45 - $1.51 to $1.46 - $1.52 on April 27, 2023.

Fortress Balance Sheet

Debt Metrics (3/31/23)[1]

Baa1 / BBB+ Investment Grade Ratings (Moody's / S&P)	**5.4x** Net Debt / Adj. EBITDAre
34.2% Net Debt / Enterprise Value	**2.0%** Secured Debt Percentage
$2.9B Available Liquidity[3]	**No Bond Maturities** Until 2025

Debt Maturity Profile[2][3]



($ in millions)
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$89
$46
$803
$1,101
$700
$750
$650
$750
$600
$750
$-
$300
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
Thereafter
Unsecured Bonds
Green Bonds
Secured Debt
Term Loans
Revolver / CP
Remaining Revolver / CP Capacity

No net floating rate exposure as of the end of May with weighted average maturity of 6+ years and weighted average rate of 3.8%[4]

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures at http://ir.healthpeak.com/quarterly-results.
(2) Term loans are illustrated inclusive of extension options. Excludes discount/premium and debt issuance costs.
(3) Pro forma for add-on offering of $350M of 5.25% senior unsecured notes due 2032 issued in May 2023.
(4) Based on commercial paper balance as of 6/1/23 and net of remaining floating-rate seller financing loan receivables.

Life Science Fundamentals

Life Science Long-Term Demand Drivers Remain As Strong As Ever

Aging Senior Population
(US 65+ in millions)



69
68% Growth
2.8% CAGR
41
2011
2030F

Drugs in Active Development
(Pre-Clinical through Launched)



20K drugs in active development
20,109
47% Growth
7% CAGR
13,718
9,737
6,994
2004
2010
2016
2022

Growing Global Drug Demand
(Global Pharmaceutical Drug Sales in $B)



$2,047
176% Growth
5.5% CAGR
$741
2011
2030F

With an aging population and accelerating scientific discovery, we expect a long-term virtuous cycle that will support ongoing demand for our real estate

Sources: Stratodem, Evaluate Pharma, Precedence Research, BLS, CMS.gov, ClinicalTrials.Gov, Healthpayer Intelligence.

Total Returns Since Biotech Index 2023 Lows



25%
20%
15%
10%
5%
0%
-5%
3/22
4/1
4/11
4/21
5/1
5/11
5/21
5/31
XBI: 18%
S&P 500: 9%
REITs: 8%
PEAK: 4%

XBI is an ETF that tracks the S&P® Biotechnology Select Industry™. REITs total return based on RMS index. Source: CapitalIQ as of June 2, 2023.

Year-to-Date Life Science Capital Raising Trends

YTD Transaction Activity



$ in billions
$159
$0
VC Funding | $8B | 185 deals
Follow-on and IPOs | $12B | 187 deals
Partnership | $61B | 396 deals
Announced M&A | $78B | 49 deals

Select PEAK Tenant Activity

elevatebio
$401M
Series D
VC Funding
May 2023

maze
$750M partnership with
sanofi
May 2023

bicycle therapeutics
$1.7B partnership with
Bayer
May 2023

REVOLUTION MEDICINES
$345M
Follow-On Equity Offering
March 2023

NUVASIVE
$3.1B merger with
GLOBUS MEDICAL
February 2023

CoNCERT Pharmaceuticals Inc.
$576M acquisition by
SUN PHARMA
January 2023

voyager THERAPEUTICS
$175M upfront / **$39M** equity investment partnership with
NEUROCRINE BIOSCIENCES
January 2023

PLIANT
$288M
Follow-On Equity Offering
January 2023

deciphera
$143M
Follow-On Equity Offering
January 2023

The positive momentum in biotech valuations has led to $159 billion of YTD transaction activity; M&A and collaboration deals fueled by Big Pharma's significant cash balances combined with a looming patent cliff as top-selling drugs lose patent protection in 2024+

Source: Public disclosures and Dealforma.

Life Science Portfolio Overview



Office,
4% ABR
R&D /
University,
6% ABR
Large Cap
Biopharma, 28% ABR
Medical
Device,
7% ABR
$583M
Annualized
Base Rent
Each "slice" represents a tenant by ABR; this tenant represents 1% of LS ABR
Small Cap,
19% ABR
Private Biotech, 18% ABR
Mid Cap Biotech, 18% ABR

Life Science Tenant Summary

- ~200 tenants, with the top 25 representing ~50% of life science annualized base rent (ABR)(1)
- Top 5 tenants are Amgen, Bristol-Myers Squibb, J&J, Arcus Biosciences, and Pfizer, collectively comprising ~20% of life science ABR with a combined market cap of ~$1 trillion(2)
- ~75% of ABR from publicly-traded tenants
- ~60% of ABR from post-revenue biotech and other companies / institutions(3)

PEAK publicly-traded biotech classification criteria (as of 3/31/2023):

- Large Cap Biopharma: market cap > $10B
- Mid Cap: market cap between $10B and $500M
- Small Cap: market cap < $500M

Diversified tenant base reduces risk; no tenant outside of the Top 5 represents more than 1% of total PEAK NOI(4)

(1) Annualized Base Rent (ABR), tenant classification and Top 5 tenants as of 3/31/2023. ABR does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Market caps as of 6/1/23. Source: CapitalIQ.
(3) Post-revenue defined as having sales from approved products.
(4) Total PEAK NOI based on 1Q23 annualized Portfolio Income. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.

Segment Performance

Life Science Operating Update

Year-to-Date Highlights

- 389,000 sq. ft. of lease executions year-to-date
  - 87% of leasing "off-market" via existing portfolio tenants
- 1Q 2023 same-store growth of 6.3% driven by contractual rent bumps, positive mark-to-market, and lower free rent
- Improving tenant credit profile due to capital raising, M&A, and proactive portfolio management, resulting in recent FFO and AFFO guidance raise

Top Tenants | % Life Science ABR | Market Caps[2]

1. Amgen | 8% | $115B
2. Bristol-Myers Squibb | 3% | $136B
3. Johnson & Johnson | 3% | $432B
4. Arcus Biosciences | 3% | $1.5B
5. Pfizer | 2% | $215B
6. Alphabet[3] | 2% | $1,600B
7. Nkarta | 2% | $225M
8. AstraZeneca | 2% | $227B
9. General Atomics | 2% | Private
10. Denali Therapeutics | 2% | $4B

Segment Statistics[1]

51%
of PEAK Cash NOI

141
Properties

$607M
Cash NOI

5.6%
Avg. SS Growth Since '15

98%
Occupancy

3 Markets
San Fran | Boston | San Diego

(1) Property count excludes 6 properties in development. Cash NOI based on the midpoint of 2023 Projected Cash (Adjusted) NOI. Occupancy as of 3/31/23. Average reported annual SS (same-store) growth from 2015 to 2022. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures at http://ir.healthpeak.com/quarterly-results.
(2) Percentage of life science ABR as of 3/31/23. Market cap as of 6/1/23.
(3) Wholly-owned life science subsidiary Calico.

Outpatient Medical Operating Update

Year-to-Date Highlights

- 1Q 2023 same-store growth of 3.7% driven by strong performance at Medical City Dallas, lease escalators, and positive mark-to-market
  - Strong start to the year supported a +50 basis point increase to FY 2023 same-store guidance to a new range of 2.5% - 3.5%[(1)] on 4/27/23
- Healthpeak's outpatient medical portfolio has consistently outperformed the peer group
  - Quarterly same-store growth has exceeded peers by an average of 115 basis points since 2019

Segment Statistics[(2)]

38%
of PEAK Cash NOI

294
Properties

$451M
Cash NOI

2.8%
Avg SS Growth Since '15

90%
Occupancy

81%
Avg Retention Since '15

Top Healthcare Systems | % of Total Outpatient Medical Sq. Ft.[(3)]

1. HCA | 42%
2. Memorial Hermann | 8%
3. Norton Healthcare | 4%
4. Community Health Systems | 4%
5. Prisma Health System | 4%
6. Thomas Jefferson Univ Hospital | 3%
7. Providence Health & Services | 3%
8. Atlantic Health | 2%
9. HonorHealth | 2%
10. CommonSpirit | 2%

(1) Outpatient Medical cash same-store growth guidance was updated on 4/27/23.
(2) Property count excludes 1 property in development. Cash (Adjusted) NOI based on the midpoint of 2023 Projected Cash (Adjusted) NOI. Occupancy as of 3/31/23. Average reported annual SS (same-store) growth from 2015 to 2022. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures at http://ir.healthpeak.com/quarterly-results.
(3) The percentages of outpatient medical sq. ft. are as of 3/31/23 and pro forma for the CommonSprit transaction. In 2Q23, CommonSpirit (Baa1) acquired several hospitals in Utah from Steward Health. Five of Healthpeak's seven properties previously affiliated with Steward Health are on these hospital campuses.

CCRC Operating Update

Year-to-Date Highlights

- 1Q 2023 NOI using entry-fee cash receipts up +35% year-over-year
  - Occupancy up +220 basis points year-over-year and up +70 basis points sequentially
  - Expense trends continue to improve, with contract labor declining 68% year-over-year
- Non-refundable entry fee (NREF) sales remain strong and are above pre-COVID levels:
  - Full-year 2023 NREF cash collections expected to exceed reported GAAP / FFO / AFFO amortization by $27 million, or approximately 5 pennies per share
  - Median home values in our markets are up 40% since 2019[(1)] and are ~1.5x the average $226,000 gross entry fee

Segment Statistics

15
Properties

$132M
Cash NOI including NREF Cash Collections[(2)]

Portfolio Occupancy



85.9%
86.3%
Pre-COVID
78.7%
80.9%
83.1%
Additional NOI upside from return to pre-COVID occupancy
1Q19
1Q20
1Q21
1Q22
1Q23

Quarterly NOI Using Cash Collections[(3)]



$34
$31
Pre-COVID
$21
$26
$35
+35% YoY
1Q19
1Q20
1Q21
1Q22
1Q23

(1) From Zillow's median home sales price data. Note: Zillow's median home sales price has a 1 month data lag.
(2) Based on the midpoint of 2023 Projected Cash (Adjusted) NOI and includes an expected ~$27M of cash NREF collections above the GAAP amortization during 2023. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures at http://ir.healthpeak.com/quarterly-results.
(3) Excludes CARES Act grants in all periods. Replaces NREF amortization with NREF cash collections when calculating NOI. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures at http://ir.healthpeak.com/quarterly-results.

Select
Campus Updates

Campus Update: Oyster Point

Campus Summary

- 10 buildings totaling 939,000 sq. ft. located along Oyster Point Blvd. in SSF, benefiting from close proximity to the 101 freeway and adjacent to The Cove
- Completed leasing on 547,000 sq. ft. of expirations(1)
  - All new leasing was executed prior to expiration of previous in-place leases
- Remaining 323,000 sq. ft. with in-place rents at ~$85/sq. ft., in-line with market rents for comparable space
- Campus will experience downtime from leasing and TI build-outs; expected to stabilize in 2025 with ~$20M of NOI upside versus 2022

Completed Leases – 547K SF(1) | Future Expirations – 323K SF | In Redevelopment – 69K SF(2)


333 Oyster Pt.
(126K SF)
329 Oyster Pt.
(91K SF)
331 Oyster Pt.
(134K SF, Exp. Dec '23)
1100 Veterans
(103K SF, Exp. Jan '24)
1150 Veterans
(88K SF)
1120 Veterans
(86K SF, Exp. Jan '24)
1140 Veterans
(69K SF)
The Cove
1130 Veterans
(95K SF)
1180 Veterans
(74K SF)
1170 Veterans
(73K SF)

~60% of the campus already re-leased

Healthpeak® PROPERTIES

(1) Includes one multi-tenant building with in-place long-term leases to large cap tenants with expirations in 2024+. Also includes 1180 Veterans which is 100% leased and currently in redevelopment.
(2) Lease expired in December of 2022 with in-place rent of ~$85/sq. ft.

Campus Update: Pointe Grand

Campus Summary

- 656,000 sq. ft. 11-building campus located on the East Grand Avenue corridor in SSF with a mix of stabilized operating assets and redevelopment buildings
- Stabilized operating assets: four buildings wholly owned by Healthpeak totaling 248,000 sq. ft.
- Active and future redevelopment assets: seven buildings totaling 408,000 sq. ft. owned in a 70% (Healthpeak) / 30% (SWF Partner) JV
  - Six buildings in active redevelopment totaling 348,000 sq. ft., with 185,000 sq. ft. already leased
  - Remaining building expected to enter redevelopment when in-place lease expires in November 2023


JV Building (Future Redev)
JV Buildings (Active Redev)
Wholly-Owned Stabilized Buildings
170 Harbor Way (71K SF)
220 E. Grand (48K SF)
210 E. Grand (68K SF)
169 Harbor Way (52K SF, Exp. Dec '22)
230 E. Grand (112K SF, 75% Pre-Leased)
256 E. Grand (33K SF)
240 E. Grand (61K SF)
250 E. Grand (45K SF, 100% Pre-Leased)
260 E. Grand (51K SF, Exp. Dec '22)
280 E. Grand (55K SF, 100% Pre-Leased)
270 E. Grand (60K SF, Exp. Nov '23)

Six buildings currently in redevelopment; over 50% of active redevelopment square footage is pre-leased

Select
Submarket Maps

South San Francisco Aerial


East Grand / Forbes Cluster
Existing: +/- 1.6M SF
73 Acres
Healthpeak Oyster Point Cluster
Existing +/- 2.0M SF
54 Acres
Sierra Point Cluster
Existing: +/- 1.2M SF
43 Acres
W
S
N
E
101
Pointe Grand
Nexus
E. Grand Ave
Vantage
Vantage
Phase I
The Cove
Oyster Point Blvd
PEAK Oyster Point
The Towers
The Shore

Existing PEAK Operations | Active Developments / Redev | Development / Redev / Densification Pipeline

San Diego Aerial



Torrey Pines Golf Course
N. Torrey Pines Rd
Callan Ridge
Torrey Pines Cluster
+/- 1.2M SF
5
N
W
E
S
Sorrento Summit
Lusk Blvd
Vista Sorrento
Covered Land
Sorrento Mesa Cluster
+/- 0.9M SF
The Boardwalk
5
The Gateway
805
Directors Place

Existing PEAK Operations | Active Developments | Development Pipeline

North Torrey Pines Submarket Detail


Healthpeak® PROPERTIES
Torrey Pines Science Park 293,000 SF
Recent Sales Comp:
$86M | 72,506 SF
4.6% cap rate(1), $1,186 psf
Healthpeak® PROPERTIES
11149 N Torrey Pines
45,000 SF
Healthpeak® PROPERTIES
11099 N Torrey Pines
92,000 SF
Healthpeak® PROPERTIES
Callan Ridge
185,000 SF
Healthpeak® PROPERTIES
11095 Torreyana
41,000 SF
Healthpeak® PROPERTIES
11085 Torreyana
43,000 SF
N
E
S
W

Healthpeak® PROPERTIES

(1) As disclosed by Alexandria Real Estate Equities, Inc. (NYSE: ARE) in a press released dated 5/24/23.

West Cambridge Aerial



Route 2
Route 2
Cambridge Park Cluster
Existing: +/- 1.1M SF
18 acres
Cambridge Discovery Park
Footpath
Alewife Station
87 CPD
101 CPD
35 CPD
MBTA Railway
Mooney St. Parcels
67 Smith
60 Loomis
110 / 125 Fawcett
68 Moulton
Alewife Cluster
38 acres of income-producing properties and future densification
Concord Ave. Campus
725 Concord
25 Spinelli
10 Fawcett
Concord Ave
N
E
W
S

Assembled 38 acres with future densification opportunity in Alewife to further our already market-leading position in West Cambridge, which includes an additional 18 acres at Cambridge Discovery Park and CambridgePark Drive

Existing PEAK Operations

Development / Densification Pipeline

Healthpeak

PROPERTIES

healthpeak.com